Prospectus Supplement	Registration No. 333-62597
(To Prospectus dated September 25, 1998)	Filed Pursuant to Rule 424(b)(2)

Eastman Chemical Company

$250,000,000

6.30% Notes due 2018

Interest payable May 15 and November 15

Issue price: 99.234%

The notes will mature on November 15, 2018. Interest will accrue from November 12, 2003. We may redeem the notes in whole or in part at any time at the redemption price described on page S-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Price to	Underwriting	Proceeds
	Public	Discounts	to Us

Per Note	99.234%	.750%	98.484%

Total	$248,085,000	$1,875,000	$246,210,000

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company on or about November 12, 2003.

Joint Book-Running Managers

Citigroup	Deutsche Bank Securities	JPMorgan

Banc One Capital Markets, Inc.

Wachovia Securities

Stifel, Nicolaus & Company

Incorporated

SunTrust Robinson Humphrey

BNY Capital Markets, Inc.

Mellon Financial Markets, LLC

November 6, 2003

ABOUT THIS PROSPECTUS SUPPLEMENT
EASTMAN CHEMICAL COMPANY
USE OF PROCEEDS
RATIOS OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF THE NOTES
UNDERWRITING
VALIDITY OF THE NOTES
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
AVAILABLE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
USE OF PROCEEDS
RATIOS OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF DEBT SECURITIES
MATERIAL FEDERAL INCOME TAX CONSEQUENCES
PLAN OF DISTRIBUTION
VALIDITY OF SECURITIES
EXPERTS

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus, nor any sale made hereunder and thereunder, shall under any circumstances create any implication that there has been no change in the affairs of Eastman Chemical Company since the date of this prospectus supplement or the accompanying prospectus, or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement contains the terms of this offering of notes. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement or the accompanying prospectus, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement or the accompanying prospectus, will apply and will supersede that information in the accompanying prospectus. Capitalized terms used in this prospectus supplement but not defined herein have the meanings ascribed to them in the accompanying prospectus.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to under “Where You Can Find Additional Information” in this prospectus supplement.

EASTMAN CHEMICAL COMPANY

Eastman Chemical Company, a global chemical company engaged in the manufacture and sale of a broad portfolio of chemicals, plastics and fibers, began business in 1920 for the purpose of producing chemicals for Eastman Kodak Company’s photographic business. We were incorporated in Delaware in 1993 and became an independent entity as of December 31, 1993, when Eastman Kodak spun off its chemicals business. Our headquarters and largest manufacturing site are located in Kingsport, Tennessee.

We are the largest producer of polyethylene terephthalate, or PET, polymers for packaging based on capacity share and are a leading supplier of raw materials for paints and coatings, inks and graphic arts, adhesives, textile sizes, and other formulated products, and of cellulose acetate fibers. We have 41 manufacturing sites in 17 countries that supply major chemicals, fibers and plastics products to customers throughout the world.

Our products and operations are managed and reported in six operating segments. Eastman Division contains the Coatings, Adhesives, Specialty Polymers and Inks, or CASPI, segment; the Performance Chemicals and Intermediates, or PCI, segment; and the Specialty Plastics, or SP, segment. Voridian Division contains the Polymers segment and the Fibers segment. Developing Businesses Division, created effective January 1, 2003, contains the Developing Businesses segment, which includes new businesses and certain investments in non-traditional growth opportunities that leverage our technology expertise, intellectual property and know-how into business models that extend to new customers and markets.

In 2002, Eastman Division accounted for 60% of total revenues and Voridian Division accounted for 40% of total revenues. Within Eastman Division, total revenues, including inter-divisional revenues, were attributable 43% to the CASPI segment, 41% to the PCI segment and 16% to the SP segment. Within Voridian Division, total revenues, including inter-divisional revenues, were attributable 69% to the Polymers segment and 31% to the Fibers segment. Effective January 1, 2003, sales and operating results for developing businesses activities were moved from the CASPI, PCI and SP segments to the newly created Developing Businesses segment. In the first six months of 2003, Eastman Division accounted for 59% of total revenues, Voridian Division accounted for 40% of total revenues and Developing Businesses Division accounted for 1% of total revenues. Within Eastman Division, total revenues, including inter-divisional revenues, were attributable 41% to the CASPI segment, 44% to the PCI segment and 15% to the SP segment. Within Voridian Division, total revenues, including inter-divisional revenues, were attributable 72% to the Polymers segment and 28% to the Fibers segment.

Recent Developments

     Third Quarter Financial Results

On October 23, 2003, we announced our results for the third quarter ended September 30, 2003. We had sales revenue during that quarter of $1.4 billion, a 5% increase over sales revenue in the comparable quarter in 2002. The increased revenue was primarily the result of higher selling prices and favorable foreign currency exchange rates, particularly for the euro. Operating results for the third quarter 2003, which include pretax asset impairments and restructuring charges of $496 million discussed more fully below, were a loss of $440 million, compared with operating earnings of $61 million for the third quarter 2002. Excluding the charges in the third quarter 2003, operating results for the third quarter 2003 were lower than the year-ago period primarily due to higher raw material and energy costs, partially offset by higher selling prices and the continuing impact of 2003 cost reduction measures. We announced a loss of $4.35 per diluted share for the third quarter 2003, which included the impairments and restructuring charges noted above.

We generated $141 million in cash from operating activities during the third quarter 2003, compared to $208 million in cash from operating activities during the third quarter 2002. We contributed $98 million to our U.S. defined benefit pension plans in the third quarter 2003 and contributed $238 million to our U.S. defined benefit pension plans during the first nine months of 2003, thus completing our expected funding of these pension plans for 2003.

     Third Quarter Asset Impairments and Restructuring Charges

During the third quarter 2003, we recognized pretax asset impairments and restructuring charges of $496 million. Of the pretax asset impairments and restructuring charges recognized in the third quarter 2003, $14 million of these are cash charges related to probable involuntary separation costs resulting from work force reductions. The remainder of the charges consist of non-cash impairments of $482 million as follows:

• $194 million related to certain fixed assets included in the CASPI segment;

• $175 million related to intangible assets other than goodwill included in the CASPI segment;

• $79 million related to certain fixed assets included in the PCI segment; and

• $34 million related to goodwill included in the CASPI segment.

The CASPI segment’s asset impairments and restructuring charges were triggered by the previously announced third quarter reorganization within the CASPI segment structure and changes in business strategy in response to the financial performance of certain underlying businesses and product lines. Accordingly, the carrying value of fixed assets, goodwill and intangible assets was written down to fair value. The ongoing reorganization and change in strategy in this segment may include restructurings, divestitures or consolidations, or a combination of any of the foregoing.

The PCI segment’s charges relate to the impairment of fixed assets used in certain commodity and specialty organic chemicals product lines as a result of increased competition and changes in business strategy in response to a change in market conditions and the financial performance of these underlying product lines. Accordingly, the carrying value of fixed assets was written down to fair value.

The impairments and restructuring charges include estimates that are based on the best information currently available. Adjustments to such estimates, if any, would be reflected in the financial statements included in future filings with the SEC.

     Executive Appointments

On October 29, 2003 we announced two executive appointments, both of which will be effective November 15, 2003. Richard A. Lorraine was named senior vice president and chief financial officer. He will succeed James P. Rogers, who was named executive vice president and president of the Eastman Division. Mr. Lorraine was most recently executive vice president and chief financial officer for Occidental Chemical Corporation in Dallas, Texas. Mr. Rogers has served as our chief financial officer since joining Eastman in 1999 and has served as chief operations officer of the Eastman Division since 2002.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the notes, which we estimate to be $246 million, after deducting underwriting discounts and our estimated expenses of the offering, along with cash generated from business activities and short-term borrowings, for the repayment of our outstanding $500 million 6 3/8% notes due on January 15, 2004. Pending this use, we intend to use the proceeds to reduce some of our short-term borrowings, such as our commercial paper borrowings, and to reduce amounts subject to our accounts receivable securitization program with Bank One, NA. In addition, we may invest a portion of the proceeds in interest bearing accounts or other financial instruments. Our commercial paper borrowings, which we typically utilize to meet our liquidity needs, generally have maturities of 90 days or less. As of June 30, 2003, our commercial paper borrowings totaled $107 million at an effective interest rate of 1.24%. At June 30, 2003, receivables sold under our accounts receivable securitization program totaled $200 million, and fees paid by us, which are based on certain variable rate market indices, totaled approximately $2 million in the first six months of 2003.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the computation of our consolidated ratios of earnings to fixed charges for the periods shown:

	Six Months
	Ended	Year Ended December 31,
	June 30,
(Dollars in millions)	2003	2002	2001	2000	1999	1998

Earnings (loss) before income taxes and cumulative effect of change in accounting principle	$ 78	$84	$(291)	$452	$72	$360
Add:
Interest expense	65	128	146	142	126	96
Appropriate portion of rental expense(A)	13	28	28	28	28	28
Amortization of capitalized interest	6	13	15	15	16	16

Earnings (loss) as adjusted	$162	$253	$(102)	$637	$242	$500

Fixed charges:
Interest expense	$ 65	$128	$146	$142	$126	$96
Appropriate portion of rental expense(A)	13	28	28	28	28	28
Capitalized interest	2	4	5	6	13	31

Total fixed charges	$ 80	$160	$179	$176	$167	$155

Ratio of earnings (loss) to fixed charges	2.0x	1.6x	(B )	3.6x	1.5x	3.2x

(A) For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

(B) Due to the net loss reported for 2001, the coverage ratio was less than 1.0x. To achieve a coverage ratio of 1.0x, additional pre-tax earnings of $281 million would have been required for 2001.

DESCRIPTION OF THE NOTES

General

The notes will be issued under an indenture dated as of January 10, 1994 between us and The Bank of New York, as trustee. The following description of the particular terms of the notes supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying prospectus, to which reference is made.

The notes:

• will be our unsecured, unsubordinated general obligations,

• will rank pari passu with our other unsecured and unsubordinated indebtedness,

• will initially be limited to $250 million principal amount,

• will be issued in book-entry form only, in denominations of $1,000 and integral multiples thereof,

• will mature on November 15, 2018,

• will bear interest from November 12, 2003 at the rate of 6.30% per annum, and

• will bear interest payable semi-annually on May 15 and November 15, commencing May 15, 2004, to the persons in whose names the notes are registered at the close of business on the preceding May 1 and November 1, respectively. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Issuance of Additional Notes

We may, without the consent of the holders of notes, increase the principal amount of the notes by issuing additional notes in the future on the same terms and conditions, except for any differences in the issue price and interest accrued prior to the issue date of the additional notes, and with the same CUSIP number as the notes offered hereby. The notes offered by this prospectus supplement and any additional notes would rank equally and ratably and would be treated as a single class for all purposes under the indenture. No additional notes may be issued if any event of default has occurred with respect to the notes.

Optional Redemption

We may redeem the notes, in whole or in part, at our option, at any time at a redemption price equal to the greater of:

• 100% of the principal amount of the notes to be redeemed or

• as determined by a Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 30 basis points plus, in each case, accrued and unpaid interest on the notes to the redemption date.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Quotation Agent” means the Reference Treasury Dealer appointed by the trustee after consultation with us.

“Reference Treasury Dealer” means (1) Citigroup Global Markets Inc., J.P. Morgan Securities Inc. or Deutsche Bank Securities Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer; and (2) any other Primary Treasury Dealers selected by the trustee after consultation with us.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

We will give notice to The Depository Trust Company, or DTC, of any redemption we propose to make at least 30 days, but not more than 60 days, before the redemption date. If we redeem only some of the notes, it is the practice of DTC to determine by lot the amount of notes to be redeemed of each of its participating institutions. Notice by DTC to these participants and by participants to “street name” holders of indirect interests in the notes will be made according to arrangements among them and may be subject to statutory or regulatory requirements.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

Sinking Fund

The notes will not be entitled to any sinking fund.

Defeasance

The notes are subject to defeasance under the conditions described in the accompanying prospectus under “Description of Debt Securities — Defeasance and Covenant Defeasance.”

Book-Entry System

We will initially issue the notes in the form of one or more global securities in book-entry form. The notes will be deposited with, or on behalf of, DTC located in the Borough of Manhattan, The

City of New York, and will be registered in the name of Cede & Co., which is DTC’s nominee. One or more fully-registered global securities will be issued for these notes representing the aggregate principal amount of the notes and will be deposited with or on behalf of DTC.

We understand that DTC is:

• a limited-purpose trust company organized under the New York Banking Law,

• a “banking organization” within the meaning of the New York Banking Law,

• a member of the Federal Reserve System,

• a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and

• a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

DTC holds securities that its participants deposit with it. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities. Direct participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Access to DTC’s system is also available to others, known as indirect participants, such as securities brokers and dealers (which may include the underwriters), banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

So long as DTC, or its nominee, is the registered holder and owner of such global securities, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global securities for the purposes of receiving payment on the notes, receiving notices and for all other purposes under the indenture and the notes. Except as described in the accompanying prospectus, owners of beneficial interests in the global securities will not be entitled to receive physical delivery of notes in definitive form and will not be considered the holders thereof for any purpose under the indenture. Accordingly, each person owning a beneficial interest in the global securities must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

The indenture provides that DTC may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the indenture. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in such global securities desires to give or take any action which a holder is entitled to give or take under the indenture, DTC would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners through them.

We expect that pursuant to procedures established by DTC, upon the issuance of the global securities, DTC or its nominee will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global securities to the accounts of participants. The ownership interests of each actual purchaser, commonly known as the beneficial owner, in the global securities is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. DTC has no knowledge of the actual beneficial owners of the securities issued in the form of global securities. DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

We will make payments of principal, premium, if any, and interest on the notes represented by the global securities registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global securities.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest on the global securities will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global securities as shown on the records of DTC. We also expect that payments by direct or indirect participants to owners of beneficial interests in the global securities held through such direct or indirect participants will be governed by standing instructions and customary practices, as is now the case with securities held for customer accounts registered in “street name”, and will be the sole responsibility of such participants. Neither we nor the trustee, nor any of our agents or the trustee, will have any responsibility or liability for any aspect of DTC’s records relating to, or payments made on account of, beneficial ownership interests in the global securities representing any notes or for maintaining, supervising or reviewing any of DTC’s records relating to such beneficial ownership interests.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement dated November 6, 2003, each of the underwriters has severally agreed to purchase, and we have agreed to sell to each underwriter, the principal amount of notes set forth opposite the name of each underwriter:

Principal Amount
Underwriters	of Notes

Citigroup Global Markets Inc.	$62,500,000
J.P. Morgan Securities Inc.	62,500,000
Deutsche Bank Securities Inc.	50,000,000
Banc One Capital Markets, Inc.	20,000,000
Wachovia Capital Markets, LLC	20,000,000
Stifel, Nicolaus & Company, Incorporated	12,500,000
SunTrust Capital Markets, Inc.	12,500,000
BNY Capital Markets, Inc.	5,000,000
Mellon Financial Markets, LLC	5,000,000

Total	$250,000,000

Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then they are obligated to take and pay for all of the notes.

The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the notes.

The underwriters initially propose to offer part of the notes directly to the public at the offering price described on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of .450% of the principal amount of the notes. The underwriters may allow, and any such dealer may reallow, a concession not in excess of .250% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover short positions or to stabilize the price of the notes. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

Our expenses associated with this offering, to be paid by us, are estimated to be $200,000.

J.P. Morgan Securities Inc., or JPMorgan, and Deutsche Bank Securities Inc., or Deutsche Bank, will make the notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between JPMorgan and Deutsche Bank and their respective customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from JPMorgan and Deutsche Bank based on transactions JPMorgan and Deutsche Bank conduct through the system. JPMorgan and Deutsche Bank will make the notes available to their respective customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

Stifel, Nicolaus & Company, Incorporated, or Stifel, has entered into an agreement with Mitsubishi Securities (USA), Inc., or Mitsubishi, pursuant to which Mitsubishi provides certain advisory and/or other services to Stifel, including in respect of this offering. In return for the provision of such services by Mitsubishi to Stifel, Stifel will pay to Mitsubishi a mutually agreed upon fee.

In the ordinary course of their respective businesses, certain of the underwriters or their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates. In particular, Citibank, N.A., an affiliate of Citigroup Global Markets Inc., is agent and a lender under our revolving credit facility, and affiliates of each of JPMorgan, Citigroup Global Markets Inc. and Deutsche Bank are lenders under our revolving credit facility. Bank One, NA, an affiliate of Banc One Capital Markets, Inc., may receive more than 10% of the net proceeds of this offering in connection with the reduction of amounts subject to our accounts receivable securitization program, and therefore this offering is being conducted in accordance with Conduct Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. An affiliate of BNY Capital Markets, Inc. is the trustee under the indenture related to the notes offered hereby.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon for us by Theresa K. Lee, our Senior Vice President and Chief Legal Officer, and for the underwriters by Sullivan & Cromwell LLP, New York, New York. As of June 30, 2003, Ms. Lee held 2,111 shares of our common stock, as well as 740 shares allocated to her ESOP account and options to purchase 47,640 additional shares of our common stock under our stock option plans.

EXPERTS

The consolidated financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K of Eastman Chemical Company for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC file number is 1-12626. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges.

You may also inspect the information we file with the SEC at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We are “incorporating by reference” specified documents that we file with the SEC, which means:

• incorporated documents are considered part of this prospectus supplement and the accompanying prospectus;

• we are disclosing important information to you by referring you to those documents; and

• information that we file in the future with the SEC will automatically update and supersede the information in this prospectus supplement and the accompanying prospectus.

We incorporate by reference the documents listed below, and any documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement until the termination of the offering of all of the securities registered pursuant to the registration statement of which the accompanying prospectus is a part:

• our Annual Report on Form 10-K for the year ended December 31, 2002;

• our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003; and

• our definitive 2003 Proxy Statement on Schedule 14A with respect to the information required by Items 401 (management), 402 (executive compensation), 403 (securities ownership) and 404 (certain relationships and related transactions) of Regulation S-K, as set forth in our Annual Report on Form 10-K for the year ended December 31, 2002.

You may also request a copy of these filings, at no cost, by writing or telephoning our investor relations department at the following address:

Eastman Chemical Company

100 N. Eastman Road
Kingsport, Tennessee 37660
Attention: Investor Relations
Telephone: (423) 229-4647

$1,000,000,000

EASTMAN CHEMICAL COMPANY

COMMON STOCK, PREFERRED STOCK AND DEBT SECURITIES

        The Company may from time to time offer (i) Common Stock, (ii) Preferred Stock or (iii) Debt Securities consisting of debentures, notes and/or other unsecured evidences of indebtedness in one or more series (collectively, the “Securities”) at an aggregate initial offering price not to exceed $1,000,000,000, or its equivalent in such other currency or in composite currencies as may be designated by the Company at the time of offering. The Securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be determined at the time of sale. The accompanying Prospectus Supplement sets forth with regard to the particular Securities with respect to which this Prospectus is being delivered, the terms of the offering thereof, including (i) in the case of Common Stock, the number of shares, (ii) in the case of Preferred Stock, with respect to the relevant class or series, the title, maximum number of shares, rate, if any (which may be fixed or variable), time of payment, and relative priority of any dividends, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any terms for conversion or exchange into other securities, any voting rights, any restrictions on further issuances, and any other terms of the Preferred Stock, and (iii) in the case of Debt Securities, the title, aggregate principal amount, denominations (which may be in United States dollars, in any other currency or in composite currencies), maturity, rate, if any (which may be fixed or variable), and time of payment of any interest, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any listing on a securities exchange and the initial public offering price and any other terms in connection with the offering and sale of such Debt Securities.

      The Company may sell Securities to or through underwriters or dealers, and also may sell Securities directly to other purchasers or through agents. The accompanying Prospectus Supplement sets forth the names of any underwriters, dealers or agents employed by the Company in the sale of the Securities in respect of which this Prospectus is being delivered, the principal amounts or number of shares, if any, to be purchased by such underwriters or dealers and the compensation, if any, of such underwriters, dealers or agents. If the Company, directly or through agents, solicits offers to purchase Securities, the Company reserves the sole right to accept and, together with its agents, to reject in whole or in part any proposed purchase of Securities. See “Plan of Distribution”. Any underwriters, dealers or agents participating in the offering may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). See “Plan of Distribution” for possible indemnification arrangements for such underwriters, dealers, agents and their controlling persons.

      These Securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

      This Prospectus may not be used to consummate the sale of any Securities unless accompanied by a Prospectus Supplement.

The date of this Prospectus is September 25, 1998.

      Certain persons participating in an offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including over-allotment, stabilizing and short-covering transactions in such securities, and the imposition of a penalty bid, in connection with such offering. for a description of these activities, see “Plan of Distribution”.

AVAILABLE INFORMATION

      Eastman Chemical Company (the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-3 (together with all amendments and exhibits thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Securities offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the Securities, reference is hereby made to the Registration Statement and to such exhibits and schedules. Statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

      In addition, the Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy and information statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Northeast Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048, and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material or any part thereof may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Certain of such reports, proxy statements and other information are also available over the Internet at http://www.sec.gov. The Company’s Common Stock is listed and traded on the New York Stock Exchange, Inc. (the “NYSE”). Reports, proxy and information statements and other information concerning the Company can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The Company has filed the following documents with the Commission and hereby incorporates such documents by reference in this Prospectus:

(1) The Company’s Annual Report on Form 10-K for the year ended December 31, 1997 (the “Form 10-K”);

(2) The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (the “Form 10-Q”); and

(3) The description of the Company’s capital stock in the Company’s Form 10/A, filed with the Commission on December 9, 1993 (the “Form 10/A”).

      Each document or report subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

      The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than certain exhibits to such documents. Written requests should be directed to: Eastman Chemical Company, P.O. Box 431, Kingsport, Tennessee 37662-5371, Attention: Corporate Information Center (telephone: (423) 229-1150).

USE OF PROCEEDS

      Unless otherwise indicated in the accompanying Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, which may include additions to working capital, refinancing existing indebtedness, capital expenditures, and possible acquisitions. The Company has not allocated a specific portion of the net proceeds for any particular use at this time. Specific information concerning the use of proceeds from the sale of any Securities may be included in the Prospectus Supplement relating to such Securities.

RATIOS OF EARNINGS TO FIXED CHARGES

      The following table sets forth the Company’s consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the indicated periods:

		Year Ended December 31,
	Six Months Ended
	June 30, 1998	1997	1996	1995	1994	1993

Ratio of earnings to fixed charges	4.2x	3.7x	6.1x	9.7x	6.3x	11.2x
Ratio of earnings to fixed charges and preferred stock dividends	4.2x	3.7x	6.1x	9.7x	6.3x	11.2x

      For purposes of computing these ratios, earnings represents income from continuing operations before income taxes plus interest expense, the interest component of rental expense and amortization of capitalized interest. Fixed charges consist of interest expense, one-third of rent expense, which approximates the interest portion of rent expense, and capitalized interest. At this time, no preferred stock dividends are being paid as there are no shares of preferred stock outstanding.

      The historical information for 1993, as presented above, was determined during the period when the Company was a wholly owned chemical business of Eastman Kodak Company (“Kodak”). Pro forma ratio of earnings to fixed charges, giving effect to the spin-off of the Company from Kodak as of December 31, 1993, would approximate 3.7x, reflecting the assumption of $1.8 billion of new borrowings at a 6% annual interest rate, and adjustments for pension, post-retirement and certain other employee benefit costs. These costs were not allocated to the Company by Kodak during 1993 and therefore are not reflected in the historical information presented above.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

      The Company is authorized to issue up to 400,000,000 shares of capital stock, of which 50,000,000 may be shares of preferred stock, par value $.01 per share (“Preferred Stock”), and 350,000,000 may be shares of common stock, par value $.01 per share (“common stock” and, together with attached Rights, as defined below, “Common Stock”). As of August 28, 1998, 79,246,594 shares of Common Stock and no shares of Preferred Stock were issued and outstanding.

      The following descriptions of the capital stock of the Company are summaries, and as such do not purport to be complete and are subject, and qualified in their entirety by reference, to the more complete descriptions contained in (i) the Amended and Restated Certificate of Incorporation of the Company (the “Certificate of Incorporation”), (ii) the Amended and Restated By-laws of the Company (the “By-laws”), and (iii) the Company’s Stockholder Protection Rights Agreement (the “Rights Agreement”), copies of each of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

Common Stock

      Holders of Common Stock are entitled to one vote for each share on all matters voted on by stockholders. Holders of Common Stock do not have cumulative voting rights in the election of directors. Holders of Common Stock do not have any preemptive right to subscribe for or purchase any securities of any class or kind of the Company.

      Holders of Common Stock do not have any subscription, redemption or conversion privileges. Subject to the preferences or other rights of any Preferred Stock that may be issued from time to time, holders of Common Stock are entitled to participate ratably in dividends on the Common Stock as declared by the Board of Directors. Holders of Common Stock are entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of the Company, subject to distribution of the preferential amount, if any, to be distributed to holders of Preferred Stock.

Preferred Stock

      The Certificate of Incorporation authorizes the Board of Directors, without any vote or action by the holders of Common Stock, to issue up to 50,000,000 shares of Preferred Stock from time to time in one or more classes or series. Other than the participating Preferred Stock relating to the Rights described in “— Rights Plan” below, no class or series of Preferred Stock has been established, and no shares of Preferred Stock have been issued.

      Subject to limitations prescribed by law, the Board of Directors is authorized to determine the rights, preferences, limitations and other terms of any class or series of Preferred Stock. Issuances of Preferred Stock would be subject to the applicable rules of the NYSE or other organizations on whose systems the stock of the Company may then be quoted or listed. Depending upon the terms of Preferred Stock established by the Board of Directors, any or all classes or series of Preferred Stock may have preference over the Common Stock with respect to dividends and other distributions and upon liquidation of the Company. Issuance of any such shares with voting powers would dilute the voting power of the outstanding Common Stock. Except as otherwise provided in an applicable Prospectus Supplement, holders of Preferred Stock will not have any preemptive right to subscribe for or purchase any securities of any class or kind of the Company.

      A Prospectus Supplement relating to any class or series of Preferred Stock offered thereby will describe the following terms of such class or series of Preferred Stock: (i) the designation of such class or series and the number of shares offered; (ii) the initial public offering price at which such shares will be issued; (iii) the dividend rate of such class or series, the conditions and dates upon which such dividends shall be payable, and whether such dividends shall be cumulative or noncumulative; (iv) the relative ranking and preferences of such class or series as to dividend rights and rights upon any liquidation, dissolution or winding up of the affairs of the Company; (v) any redemption or sinking fund provisions; (vi) any conversion or exchange rights of the holder or the Company; (vii) any voting rights; (viii) any restrictions on further issuances; (ix) any listing of such class or series on any securities exchange; and (x) any other terms of such class or series.

Rights Plan

      Each share of the Company’s common stock has attached to it one right (“Right”) issued pursuant to the Rights Agreement. Each Right entitles its registered holder to purchase one one-hundredth of a share of a participating Preferred Stock, designed to have economic and voting terms similar to those of one share of common stock, for $120.00 (the “Exercise Price”), subject to adjustment, after the earlier of (i) the tenth business day (subject to extension) after commencement of a tender or exchange offer which, if consummated, would result in a person becoming the beneficial owner of 15 percent or more of the outstanding shares of Common Stock (an “Acquiring Person”), and (ii) the tenth business day (subject to prior adjustment) after the first date (the “Flip-in Date”) of a public announcement by the Company that a person has become an Acquiring Person, other than as a result of a Flip-over Transaction or Event (as defined below) (in either such case, the “Separation Time”). The Rights will not trade separately from the shares of common stock unless and until the Separation Time. Until a Right is exercised or exchanged pursuant to the terms of the Rights Agreement, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

      The Rights will not be exercisable until the business day following the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on December 13, 2003, (iii) the date on which the Rights are redeemed or terminated as described below and (iv) the merger of the Company into another corporation pursuant to an agreement entered into when there is no Acquiring Person (in any such case, the “Expiration Time”). The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment upon the occurrence of certain events.

      In the event that prior to the Expiration Time a Flip-in Date occurs, the Company will take such action as shall be necessary to ensure and provide that each Right (other than Rights beneficially owned by an Acquiring Person or any affiliate, associate or transferee thereof, which Rights shall become void) shall constitute the right to purchase from the Company that number of shares of common stock having an aggregate market price equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the beneficial owner of more than 50 percent of the outstanding shares of Common Stock, elect to exchange all of the then outstanding Rights for shares of common stock at an exchange ratio of one share of common stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the “Exchange Ratio”). Immediately upon such action by the Board of Directors (the “Exchange Time”), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of common stock equal to the Exchange Ratio. If the Company becomes obligated to issue shares of common stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Participating Preferred Stock, at a rate of one one-hundredth of a share of Participating Preferred Stock for each share of common stock so issuable.

      In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly, (i) the Company shall consolidate or merge or participate in a binding share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or share exchange, the Acquiring Person controls the Board of Directors of the Company and any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Common Stock or (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring

Person controls the Board of Directors of the Company (a “Flip-over Transaction or Event”), the Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the “Flip-over Entity”), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement. For purposes of the foregoing description, the term “Acquiring Person” shall include any Acquiring Person and its Affiliates and Associates counted together as a single Person.

      The Rights are redeemable by the Company at $0.01 per Right, subject to adjustment upon the occurrence of certain events, at any date prior to the date they become exercisable, and, in certain events, may be canceled and terminated without any payment to holders. The Rights have no voting rights and are not entitled to dividends.

      The Rights will not prevent a takeover of the Company. The Rights, however, may cause substantial dilution to a person or group that acquires 15 percent or more of the Common Stock unless the Rights are first redeemed or terminated by the Board of Directors of the Company. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its stockholders because the Rights can be redeemed or terminated as hereinabove described, before the consummation of such transaction.

      The complete terms of the Rights are set forth in the Rights Agreement. The Rights Agreement is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. A copy of the Rights Agreement can be obtained from the Company as described under “Incorporation of Certain Documents By Reference” or upon written request to the Rights Agent, First Chicago Trust Company of New York, Suite 4660, 525 Washington Boulevard, Jersey City, New Jersey 07310, Attn: Corporate Actions Department.

Certain Provisions Affecting Control of the Company

General

      The provisions of the Certificate of Incorporation, the Company’s Bylaws and Delaware statutory law described in this section may delay or make more difficult acquisitions or changes of control of the Company not approved by the Company’s Board of Directors. See also “— Rights Plan” above. Such provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of the Company, although such proposals, if made, might be considered desirable by a majority of the Company’s stockholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management of the Company without the concurrence of the Board of Directors.

Number of Directors; Removal; Vacancies

      The Certificate of Incorporation and the Bylaws provide that the number of directors shall be determined from time to time exclusively by a vote of a majority of the Company’s Board of Directors then in office. The Certificate of Incorporation also provides that the Company’s Board shall have the exclusive right to fill vacancies, including vacancies created by expansion of the Board. The Certificate of Incorporation further provides that directors may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the shares of the Company’s capital stock then entitled to vote in the election of directors. This provision, in conjunction with the provision of the Certificate of Incorporation authorizing the Board to fill vacant directorships, could prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Classified Board of Directors

      The Certificate of Incorporation provides for the Company’s Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one third of the Company’s Board of Directors are elected each year. This provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the Company’s Board of Directors until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest, could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company and could thus increase the likelihood that incumbent directors will retain their positions.

No Stockholder Action by Written Consent; Special Meetings

      The Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Certificate of Incorporation also provides that special meetings of the stockholders can only be called pursuant to a resolution approved by a majority of the Company’s Board of Directors then in office. Stockholders are not permitted to call a special meeting or to require the Company’s Board of Directors to call a special meeting of stockholders. These provisions could delay a stockholder vote on certain matters, such as business combinations and removal of directors, and could have the effect of discouraging a potential acquiror from making a tender offer.

Advance Notice for Raising Business or Making Nominations at Meetings

      The Bylaws establish an advance notice procedure for stockholder proposals to be brought before a meeting of stockholders of the Company and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. As described more fully in the Bylaws, only such business may be conducted at a meeting of stockholders as has been brought before the meeting by, or at the direction of, the Company’s Board of Directors, or by a stockholder who has given to the Secretary of the Company timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are nominated by, or at the direction of, the Company’s Board of Directors, or who are nominated by a stockholder who has given timely written notice, in proper form, to the Secretary prior to a meeting at which directors are to be elected will be eligible for election as directors of the Company.

      To be timely, notice of nominations or other business to be brought before an annual meeting must be received by the Secretary of the Company not later than 60 days prior to the date of such annual meeting. The notice of any nomination by a stockholder of any individual for election as a director must set forth certain specified information, as required by the Bylaws, and must contain the consent of each such person to serve as a director if elected. The person submitting the notice of nomination, and any person acting in concert with such person, must provide their names and business addresses and certain other information.

      These provisions could make it more difficult for stockholders to raise matters affecting control of the Company, including tender offers, business combinations or the election or removal of directors, for stockholder vote.

Amendments to Bylaws

      The Certificate of Incorporation provides that the Board of Directors or the holders of at least 66 2/3% of the voting power of all shares of the Company’s capital stock then entitled to vote generally in the election of directors have the power to amend or repeal the Company’s Bylaws. This provision could make it difficult for stockholders to amend or repeal any provisions of the Bylaws adopted by the Board of Directors of the Company or to adopt any Bylaws provisions opposed by the Board of Directors.

Amendment of the Certificate of Incorporation

      Any proposal to amend, alter, change or repeal any provision of the Certificate of Incorporation requires approval by the affirmative vote of both a majority of the members of the Company’s Board of Directors then in office and a majority vote of the voting power of all of the shares of the Company’s capital stock entitled to vote generally in the election of directors. This provision could make it difficult for stockholders to adopt, amend or repeal any provision of the Certificate of Incorporation, including a provision affecting control of the Company.

Preferred Stock and Additional Common Stock

      Under the Certificate of Incorporation, the Company’s Board of Directors has the authority to provide by Board resolution for the issuance of shares of one or more classes or series of preferred stock. The Company’s Board of Directors is authorized to fix by resolution the terms and conditions of each such other class or series. See “— Preferred Stock.” The authorized shares of the Company’s Preferred Stock, as well as authorized but unissued shares of Common Stock of the Company, are available for issuance without further action by the Company’s stockholders, unless stockholder action is required by applicable law or the rules of the New York Stock Exchange or any other stock exchange on which any class or series of the Company’s stock may then be listed.

      These provisions give the Company’s Board of Directors the power to approve the issuance of a class or series of Preferred Stock, or additional shares of Common Stock, of the Company that could, depending on its terms, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, the issuance of new shares might impede a business combination if the terms of those shares include voting rights which would enable a holder to block business combinations; the issuance of new shares might facilitate a business combination if those shares have general voting rights sufficient to cause an applicable percentage vote requirement to be satisfied.

Constituency or Stakeholder Provision

      The Certificate of Incorporation authorizes the Board of Directors in its discretion in determining what is in the best interests of the Company and its stockholders to consider, in addition to the long-term and short-term interests of the stockholders, (i) the social and economic effects of the matter being considered on employees, customers, creditors and communities in which the Company operates and (ii) in evaluating a potential business combination such matters as the business and financial condition of the acquiror, the competence and integrity of the acquiror’s management, and prospects for successful conclusion of the business combination being considered.

      This provision gives the Company’s Board of Directors the authority to take into account factors other than the financial interests of the stockholders and could result in the rejection of a business combination or tender offer even if proposed at a price exceeding market value.

Delaware Business Combination Statute

      Section 203 of the Delaware General Corporation Law, as amended (“Section 203”), provides that, subject to certain exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any business combination with the corporation for a three-year period following the time that such stockholder becomes an “interested stockholder” unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an “interested stockholder,” (ii) upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.” Except as otherwise specified in Section 203, an “interested stockholder” is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant time and (y) the affiliates and associates of any such person.

      Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The Company’s Certificate of Incorporation does not exclude the Company from the restrictions imposed under Section 203. The provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with the Company’s Board of Directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

      Copies of the Certificate of Incorporation and the Bylaws are included in the Registration Statement of which this Prospectus is a part and are incorporated herein by reference. The foregoing description of certain provisions of the Certificate of Incorporation and the Bylaws does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Certificate of Incorporation and the Bylaws, including the definitions of certain terms in each respective document.

Transfer Agent and Registrar

      First Chicago Trust Company of New York is the transfer agent and registrar for the shares of the Common Stock.

DESCRIPTION OF DEBT SECURITIES

      Any debt securities offered hereby (the “Debt Securities”) are to be issued under an indenture, dated as of January 10, 1994 (the “Indenture”), between the Company and The Bank of New York, as Trustee (the “Trustee”), a copy of which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject, and are qualified in their entirety by reference, to all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Indenture are referred to herein, such sections or defined terms are incorporated by reference herein.

      The following sets forth certain general terms and provisions of any Debt Securities offered hereby. The particular terms of the Debt Securities offered by any Prospectus Supplement (the “Offered Debt Securities”) will be described in the Prospectus Supplement relating to such Offered Debt Securities (the “Applicable Prospectus Supplement”).

General

      The Indenture provides that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. The Company may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301). Such Debt Securities may have such terms and provisions which are not inconsistent with the Indenture, including as to maturity, principal and interest, as the Company may determine. All Debt Securities issued under the Indenture will be unsecured senior obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

      The Applicable Prospectus Supplement will describe the following terms of the Offered Debt Securities: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the Person to whom any interest on the Offered Debt Securities will be payable, if other than the person in whose name that Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates on which the principal of and premium, if any, on the Offered Debt Securities is payable or the method of determination thereof; (5) the rate or rates at which the Offered Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue or the method by which such date or dates shall be determined, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for interest payable on any Interest Payment Date; (6) the place or places where the principal of, premium, if any, and interest on the Offered Debt Securities will be payable; (7) the period or periods within which, the price or prices at which, the currency or currencies (including currency units) in which and the other terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company; (8) the obligation, if any, of the Company to redeem or purchase the Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the other terms and conditions upon which the Offered Debt Securities will be redeemed or purchased, in whole or in part, pursuant to such obligation; (9) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities will be issuable; (10) the currency, currencies or currency units in which payment of the principal of and any premium and interest on any Offered Debt Securities will be payable if other than the currency of the United States of America; (11) if the amount of payments of principal of or any premium or interest on any Offered Debt Securities may be determined with reference to an index, formula or other method, the index, formula or other method by which such amounts will be determined; (12) if the principal of or any premium or interest on any Offered Debt Securities is to be payable, at the election of the Company or a Holder thereof, in one or more currencies or currency units other than that or those in which the Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on the Offered Debt Securities as to which such election is made will be payable, and the periods within which and the other terms and conditions upon which such election is to be made; (13) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities that will be payable upon declaration of acceleration of the Maturity thereof or the method by which such portion may be determined; (14) the applicability of the provisions described under “Defeasance and Covenant Defeasance”; (15) if the Offered Debt Securities will be issuable only in the form of a Global Security as described under “Book-Entry Securities”, the depositary or its nominee with respect to the Offered Debt Securities, if other than The Depository Trust Company, and the circumstances under which the Global Security may be registered for transfer or exchange or authenticated and delivered in the name of a Person other than the depositary or its nominee; and (16) any other terms of the Offered Debt Securities. (Section 301).

      The Debt Securities may be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Applicable Prospectus Supplement.

Form, Exchange and Transfer

      The Debt Securities of each series will be issued in fully registered form, without coupons, and, unless otherwise specified in the Applicable Prospectus Supplement, in denominations of $1,000 and any integral multiple thereof. (Section 302). At the option of the Holder, subject to the terms of the Indenture, Debt Securities of any series will be exchangeable for other Debt Securities of such series of any authorized denomination and of a like tenor and aggregate principal amount. Subject to the terms of the Indenture and the limits applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305). Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar. The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for the Debt Securities of each series. (Section 1002).

      If the Debt Securities of any series are to be redeemed in part, the Company will not be required to (i) issue, register the transfer of or exchange any Debt Security of such series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange the Debt Security selected for redemption, in whole or in part, except the unredeemed portion of the Debt Security being redeemed in part. (Section 305).

Notices

      Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106).

Title

      The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308).

Governing Law

      The Indenture and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112).

Book-Entry System

      Some or all of the Debt Securities of any series may be represented by one or more global securities (each, a “Global Security”) registered in the name of The Depository Trust Company, New York, New York (“DTC”) or its nominee, as depositary. Upon the issuance of a Global Security, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of the participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in such Global Securities will be limited to institutions that have accounts with DTC or its nominee (“participants”) and to persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Securities will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by such participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in a Global Security.

      Notwithstanding any provision of the Indentures or of any series of Debt Securities, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than DTC or any nominee of DTC unless (i) DTC has notified the Company that it is unwilling or unable to continue as depositary for such Global Security or has ceased to be qualified to act as such as required by the Indenture, (ii) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities represented by such Global Security or (iii) there shall exist such other circumstances, in addition to or in lieu of those described above, as may be described in the applicable Prospectus Supplement. All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as DTC may direct.

      As long as DTC or its nominee is a registered holder and owner of such Global Security, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the related Debt Securities for all purposes of such Debt Securities and for all purposes under the Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in any such Global Securities will not be entitled to have the Debt Securities represented by such Global Securities registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in definitive form and will not be considered to be the owners or holders of any Debt Securities under the Indenture or the Debt Securities. Payment of principal of, interest, if any, and premium, if any, on Debt Securities represented by a Global Security registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner or holder of such Global Security.

      Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by DTC from time to time. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security for any Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in a Global Security owning through such participants.

Payment and Paying Agents

      Unless otherwise indicated in the Applicable Prospectus Supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307).

      Unless otherwise indicated in the Applicable Prospectus Supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as the Company may designate for such purpose from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the Applicable Prospectus Supplement, the corporate trust office of the Trustee in The City of New York will be designated as the Company’s sole Paying Agent for payments with respect to Debt Securities of each series. Any other Paying Agents initially designated by the Company for the Debt Securities of a particular series will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series. (Section 1002).

      All moneys paid by the Company to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Company, and the Holder of such Debt Security thereafter may look only to the Company for payment thereof. (Section 1003).

Covenants

      The Indenture contains, among others, the following covenants:

Maintenance of Properties

      The Company will cause all properties material to the conduct of its business or the business of any Subsidiary (as defined below) to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times. However, this covenant will not prohibit the Company from discontinuing the operation or maintenance of any of such properties if such discontinuance is, in the judgment of the Company, desirable in the conduct of its business or the business of any Subsidiary and not disadvantageous in any material respect to the holders of the Debt Securities.

Restrictions on Secured Debt

      If the Company or any Restricted Subsidiary (as defined below) shall incur or guarantee any Debt (as defined) secured by a Mortgage (as defined) on any Principal Property (as defined below) or on any shares of stock of or Debt of any Restricted Subsidiary, the Company will secure the Debt Securities equally and ratably with (or prior to) such secured Debt, unless after giving effect thereto, the aggregate amount of all such Debt so secured, together with all Attributable Debt (as defined below) in respect of sale and leaseback transactions involving Principal Properties (see “Restrictions on Sales and Leasebacks” below), would not exceed 10% of the Consolidated Net Tangible Assets of the Company and its consolidated Subsidiaries. This restriction will not apply to, and there will be excluded from secured Debt in any computation under such restriction, Debt secured by (a) Mortgages on property, shares of stock or Debt existing on the date of the Indenture, (b) Mortgages securing only Debt Securities issued under the Indenture, (c) Mortgages on property of, or on any shares of stock of or Debt of, any Person, which Mortgages are existing at the time (i) such Person became a Restricted Subsidiary, (ii) such Person is merged into or consolidated with the Company or any Subsidiary or (iii) another Subsidiary merges into or consolidates with such Person (in a transaction in which such Person becomes a Restricted Subsidiary), which Mortgage was not incurred in anticipation of such transaction and was outstanding prior to such transaction, (d) Mortgages in favor of the Company or a Subsidiary, (e) Mortgages in favor of governmental bodies to secure progress or advance payments, (f) Mortgages of property, shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation), (g) certain purchase money Mortgages and Mortgages to secure the construction cost of property, and (h) any extension, renewal or replacement of any Mortgage referred to in the foregoing clauses (a) through (g), inclusive. (Section 1008).

Restrictions on Sales and Leasebacks

      Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property, completion of construction and commencement of full operation of which has occurred more than 180 days prior thereto, unless (a) the Company or such Restricted Subsidiary could create Debt secured by a Mortgage on such property as provided for above under the caption “Restrictions on Secured Debt” in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Debt Securities of each series issued under the Indenture, or (b) the net proceeds of the sale or transfer of the Principal Property leased pursuant to such arrangement exceeds the fair market value of such Principal Property and the Company, within 180 days, applies to the retirement of its Funded Debt (as defined) an amount not less than the greater of (i) the net proceeds of the sale of the Principal Property leased pursuant to such arrangement or (ii) the fair market value of the Principal Property so leased (subject to credits for certain voluntary retirements of Funded Debt). This restriction will not apply to any sale and leaseback transaction (a) between the Company and a Restricted Subsidiary or between Restricted Subsidiaries or (b) involving the taking back of a lease for a period, including renewals, of less than three years. (Section 1009).

Restrictions on Subsidiary Debt

      The Company may not permit any Restricted Subsidiary to incur or assume any Debt except (a) Debt that is or could be secured by a Mortgage permitted pursuant to the restrictions described above under the caption “Restrictions on Secured Debt”; (b) Debt that is outstanding on the date of the Indenture; (c) Debt that is issued to and held by the Company or another Restricted Subsidiary; (d) Debt incurred by a Person prior to the time (i) such person became a Restricted Subsidiary, (ii) such Person is merged into or consolidated with the Company or any Subsidiary or (iii) another Subsidiary merges into or consolidates with such Person (in a transaction in which such Person becomes a Restricted Subsidiary), which Debt was not incurred in anticipation of such transaction and was outstanding prior to such transaction; (e) Debt that is incurred in the ordinary course of business and that matures within one year; and (f) extensions, renewals or replacements of any of the foregoing. The Company may permit a Restricted Subsidiary to incur Debt as described in clauses (b) through (f) of the preceding sentence only to the extent that the aggregate amount of all such Debt of all Restricted Subsidiaries does not exceed 10% of Consolidated Net Tangible Assets. (Section 1010).

      The Company does not currently have any Restricted Subsidiaries that would be subject to this limitation.

Consolidation, Merger and Certain Sales of Assets

      The Company, without the consent of the Holders of any Outstanding Debt Securities, may consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person, and may permit any Person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, the Company, provided that (i) any successor Person must be a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and must assume the Company’s obligations on the Debt Securities and under the Indenture, (ii) after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing and (iii) certain other conditions are met. (Article Eight).

Certain Definitions

      “Attributable Debt” means, as to any particular lease under which any Person is at the time liable, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof, discounted from the respective due dates thereof to such date at the weighted average rate per annum borne by the Debt Securities compounded annually. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of the rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

      “Consolidated Net Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities, except for (i) notes and loans payable, (ii) current maturities of long-term debt and (iii) current maturities of obligations under capital leases and (b) goodwill and other intangibles.

      “Principal Property” means any single parcel of real estate, any manufacturing plant or warehouse owned or leased by the Company or any Subsidiary which is located within the United States and the gross book value (without reduction of any depreciation reserves) of which on the date as of which the determination is being made exceeds 1% of Consolidated Net Tangible Assets, other than any manufacturing plant or warehouse or portion thereof (a) which is a pollution control or other facility financed by obligations issued by a state or local government unit, or (b) which, in the good faith opinion of the Board of Directors of the Company as evidenced by a resolution of the Board of Directors of the Company, is not of material importance to the total business conducted by the Company and its Subsidiaries as an entirety.

      “Restricted Subsidiary” means any wholly owned Subsidiary of the Company substantially all of the assets of which are located in the United States (excluding territories or possessions) and which owns a Principal Property, except for a Subsidiary that is principally engaged in the business of financing, of owning, buying, selling, leasing, dealing in or developing real property, or of exporting goods or merchandise from or importing goods or merchandise into the United States.

      “Subsidiary” means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, “voting stock” means stock that ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

Events of Default

      Each of the following will constitute an Event of Default under the Indenture with respect to the Debt Securities of any series: (a) failure to pay principal of or any premium on any Debt Security of the same series when due; (b) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days; (c) failure to perform any other covenant of the Company in the Indenture, continued for 90 days after written notice has been given by the Trustee, or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of that series, as provided in the Indenture; and (d) certain events in bankruptcy, insolvency or reorganization. (Section 501).

      If an Event of Default (other than an Event of Default described in clause (d) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of such series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of such series to be due and payable immediately. If an Event of Default described in clause (d) above with respect to the Debt Securities of such series at the time Outstanding shall occur, the principal amount of all the Debt Securities of such series will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of such series may, under certain circumstances, rescind and annul such acceleration if all

Events of Default in respect of such series, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture. (Section 502). For information as to waiver of defaults, see “Modification and Waiver”.

      Subject to the provisions of the Indenture relating to the duties of the Trustee if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603). Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512).

      No Holder of a Debt Security will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of such series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of such series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of such series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507). However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 508).

      The Indenture does not contain any provisions that would provide protection to holders of Debt Securities against a sudden and dramatic decline in credit quality resulting from a takeover, recapitalization or similar restructuring of the Company.

      The Company will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults. (Section 1004).

Modification and Waiver

      Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or any premium or interest on, any Debt Security, (c) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (e) reduce the percentage in principal amount of Outstanding Debt Securities, the consent of whose Holders is required for modification or amendment of the Indenture, (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or (g) modify such provisions with respect to modification and waiver. (Section 902).

      The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may waive compliance by the Company with certain restrictive provisions of the Indenture with respect to such series. (Section 1011). The Holders of a majority in principal amount of the Outstanding Debt Securities of such series may waive any past default under the Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security affected. (Section 513).

      The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities of any series have given or taken any direction, notice, consent, waiver or other action under the Indenture as of any date, certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302, will not be deemed to be Outstanding. (Section 101).

      Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities entitled to give or take any direction, notice, consent, waiver or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee also will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders, such action may be taken only by persons who are Holders of Outstanding Debt Securities on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of the Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as may be specified by the Company (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104).

Defeasance and Covenant Defeasance

      The Company may elect, at its option at any time, to have the provisions of Section 1302, relating to defeasance and discharge of indebtedness, or Section 1303, relating to defeasance of certain restrictive covenants in the Indenture, applied to any series of Debt Securities, or to any specified part of a series. (Section 1301).

Defeasance and Discharge

      The Indenture provides that, upon the Company’s exercise of its option to have Section 1302 applied to any Debt Securities, the Company will be discharged from all its obligations with respect to such Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1302 and 1304).

Defeasance of Certain Covenants

      The Indenture provides that, upon the Company’s exercise of its option to have Section 1303 applied to any Debt Securities, the Company may omit to comply with certain restrictive covenants, including those described above under the caption “Covenants” and certain of the conditions referred to in clause (iii) under the caption “Consolidation, Merger and Certain Sales of Assets”, and the occurrence of certain Events of Default, which are described above in clause (c) under the caption “Events of Default”, will be deemed not to be or result in an Event of Default with respect to such Debt Securities. The Company, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Company exercised this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments. (Sections 1303 and 1304).

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

      A summary of the material United States federal income tax consequences to persons investing in Securities may be set forth in an applicable Prospectus Supplement. Such summary will be presented for information purposes only, however, and will not be intended as legal or tax advice to prospective purchasers. Prospective purchasers of Securities are urged to consult their own tax advisors prior to any acquisition of Securities.

PLAN OF DISTRIBUTION

      The Company may sell the Securities being offered hereby through agents, through underwriters and through dealers, and Securities may be sold to other purchasers directly or through agents. The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

      Offers to purchase Securities may be solicited by agents designated by the Company from time to time. Any such agent involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent set forth, in the applicable Prospectus Supplement. Agents may be entitled under agreements that may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and such agents or their affiliates may be customers of, extend credit to or engage in transactions with or perform services for the Company in the ordinary course of business.

      If any underwriters are utilized in the sale, the Company will enter into an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the applicable Prospectus Supplement that will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is delivered to the public. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and such underwriters or their affiliates may be customers of, extend credit to or engage in transactions with or perform services for the Company in the ordinary course of business.

      If dealers are utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to such dealers, as principal. The dealers may then resell such Securities to the public at varying prices to be determined by such dealers at the time of resale. Dealers may be entitled to indemnification by the Company against certain liabilities, including liabilities under the

Securities Act, and such dealers or their affiliates may be customers of, extend credit to or engage in transactions with or perform services for the Company in the ordinary course of business.

      In connection with the sale of Securities, underwriters, dealers or agents may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them, may be deemed to be underwriting discounts and commissions under the Securities Act.

      In connection with an offering of Securities, the underwriters may purchase and sell such Securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities; and short positions created by the underwriters involve the sale by the underwriters of a greater number of Securities than they are required to purchase from the Company in the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Securities sold in the offering may be reclaimed by the underwriters if such Securities are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Securities, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

      The Preferred Stock and Debt Securities will be new issues of securities with no established trading market. If so indicated in the applicable Prospectus Supplement, any underwriters, dealers or agents to or through whom such Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters and agents will not be obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such Securities.

VALIDITY OF SECURITIES

      The validity of the Securities will be passed upon for the Company by Harold L. Henderson, Senior Vice President and General Counsel of the Company, and for the Underwriters by Sullivan & Cromwell, New York, New York. As of August 28, 1998, Mr. Henderson held 914 shares of the Company’s Common Stock, as well as options to purchase 50,000 shares of the Company’s Common Stock under a Company stock option plan.

EXPERTS

      The consolidated financial statements incorporated in the Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1997, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.